UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               EB2B COMMERCE, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   26824R 10 9
                                 (CUSIP NUMBER)
                                                 - copy to -
    Michael Dodier                         Gary T. Moomjian, Esq.
    eB2B Commerce, Inc.                    Kaufman & Moomjian, LLC
    665 Broadway, 3rd Floor                50 Charles Lindbergh Blvd., Suite 206
    New York, New York 10012               Mitchel Field, New York 11553
    (212) 477-1700                         (516) 222-5100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 11, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e),or 240.13d-1 (f), or 240.13d-1 (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26824R 10 9                                       Page 2 of 5 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    Michael Dodier
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [ ]
         (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
         PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)          [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                                    184,920
                  --------------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                                   40,000 (1)
                  --------------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                                 184,920
                  --------------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER
                                           40,000 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     224,920 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)               [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.9 % (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------

(1) Owned by members of the Reporting Person's family.
(2) Less than 1% on a fully diluted basis, giving effect to all shares of common stock underlying derivative securities issued by eB2B Commerce, Inc. (i.e. convertible notes, convertible preferred stock, warrants and options).

         This Amendment No. 1 hereby amends and supplements the Schedule 13D filed by Michael Dodier with the Securities and Exchange Commission on August 9, 2002 (the "Schedule 13D"), with respect to the common stock, par value $.0001 per share (the "Common Stock"), of eB2B Commerce, Inc. (the "Company").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Dodier used his own personal funds to purchase a 7% senior subordinated secured convertible note (the "Note") in the principal amount of $5,729, which Note is convertible immediately into 56,725 shares of Common Stock of the Company at the rate of $0.101 per share, which acquisition is the event which requires filing of this Amendment No. 1. Such funds had previously been placed in escrow with the Company in July 2002.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Aggregate number of shares of Common Stock beneficially owned:
            224,920
            Percentage: 10.9%; less than 1% on a fully diluted basis, giving effect to all shares of Common Stock underlying derivative securities issued by the Company (i.e. convertible notes, convertible preferred stock, warrants and options).

        (b) 1. Sole power to vote or to direct vote:                 184,920 (1)
            2. Shared power to vote or to direct vote:                40,000 (2)
            3. Sole power to dispose or to direct the disposition:   184,920 (1)
            4. Shared power to dispose or to direct the disposition:  40,000 (2)

     ---------------------

(1) Mr. Dodier is the owner of: (A) the Note presently convertible into 56,725 shares of Common Stock;


(B) a 7% senior subordinated secured convertible note in the principal amount of $7,292, which note is presently convertible into 72,195 shares of Common Stock; (C) options (the "Options") to purchase 333,334 shares of Common Stock. Of such Options, (i) 33,334 are exercisable at $2.85 per share and shall vest to the extent of 1/3 (11,111) of the shares on each of January 2, 2003, 2004 and 2005, and (ii) 300,000 are exercisable at $0.11 per share, of which 1/2 (150,000 shares) are exercisable immediately and 1/2 shall vest on June 27, 2003, provided, however, this Option for 300,000 shares shall not vest at all until the Company shall obtain shareholder approval ("Plan Shareholder Approval") of a proposal to increase the number of shares available for issuance under the Company's 2000 Stock Option Plan, as amended (and the Company has indicated such Plan Shareholder Approval will not be obtained within sixty days from the date of this Amendment No. 1); (D) 96,000 shares (of which 40,000 shares are owned by family members) of Common Stock and 46,000 shares (of which 19,000 shares are owned by family members) of Series D Convertible Preferred Stock, par value $.0001 per share (the "Series D Preferred"), issued to Mr. Dodier as of January 2, 2002 as part of the consideration for the merger (the "Merger") of Bac-Tech Systems, Inc. ("Bac-Tech"), a company privately-held by Mr. Dodier and another shareholder, with and into the Company. Each share of Series D Preferred is convertible into 3.5087718 shares (or an aggregate of 161,667 shares) of Common Stock upon the Company receiving shareholder approval of the Merger and/or the issuance of Series D Preferred in connection therewith (and the Company has indicated such shareholder approval will not be obtained within sixty days from the date of this Amendment No. 1). For purposes of this Schedule, only those shares subject to derivative securities exercisable or convertible, as the case may be, within 60 days have been included in calculating Mr. Dodier's beneficial ownership of the issued and outstanding shares of Common Stock of the Company.

(2)  Owned by members of Mr. Dodier's family.

        (c) The following is a description of all transactions, all of which are acquisitions, in shares of Common Stock, since the filing of the Schedule 13D, by Mr. Dodier:

                                                              Number of                 Conversion or
Type of Security           Date of Acquisition                Underlying Shares         Exercise Price ($)
------------------         -------------------                -----------------         ------------------
Convertible Note           September 11, 2002                 56,725                    0.101

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 26, 2002



                                                     /s/Michael Dodier
                                               ---------------------------------
                                                        Michael Dodier

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